SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of November, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.      Description

Exhibit No. 1    Company Secretary Change released on 31 October, 2005
Exhibit No. 2    Holding(s) in Company released on 02 November, 2005

Exhibit No. 1



                                 THE RANK GROUP Plc

                                 COMPANY SECRETARY


The Rank Group Plc announces the retirement of Charles Cormick as Company Secretary on 31 October 2005, after nearly 11 years with the Company.

Pamela Coles has been appointed as Company Secretary with effect from 1 November 2005. Pamela was formerly Company Secretary of RAC plc.

                                        -ends-



Enquiries:

The Rank Group Plc - 020 7706 1111

Exhibit No. 2

                          SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE BELOW


5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class



7)   Number of shares/amount of stock disposed



8)   Percentage of issued Class



9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     1 NOVEMBER 2005


11)  Date company informed

     2 NOVEMBER 2005


12)  Total holding following this notification

     73,633,206


13)  Total percentage holding of issued class following this notification

     11.79%


14)  Any additional information




15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     020 7706 1111



16) Name and signature of authorised company official responsible for making this notification
                              CLARE DUFFILL

     Date of Notification     2 NOVEMBER 2005



Letter to Rank Group Plc
Dated 1 November 2005

Below are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

From Fidelity



Amendment 21

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held:     Rank Group Plc

2. Notifiable Interest:                  Ordinary Shares

(A)   FMR Corp.
      82 Devonshire Street
      Boston, MA 02109

      Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B)   Fidelity International Limited (FIL)
      P.O. Box HM 670
      Hamilton HMCX, Bermuda

      Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd, (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

      Mr. Edward C, Johnson 3d
      82 Devonshire Street
      Boston, MA 02109

      A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp, and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward
   C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


SCHEDULE A                                        Amendment 21

Security:  Rank Group Plc

Current ownership percentage:   11.79%

Total Shares Held:           73,633,206

Shares in Issue:            624,371,011

Change in holdings since
last filing:             (2,097,970) ordinary shares



                                             MANAGEMENT
                          SHARES HELD           COMPANY           NOMINEE/REGISTERED NAME

                              4,663,357         FPM               NORTHERN TRUST LONDON

                              3,656,910         FPM               STATE STR BK AND TR CO LNDN (S

                              3,087,000         FPM               JP MORGAN, BOURNEMOUTH

                              1,516,900         FPM               BANK OF NEW YORK BRUSSELS

                              1,431,694         FPM               MELLON BANK

                                636,900         FPM               HSBC BANK PLC

                                553,200         FPM               BANKERS TRUST LONDON

                                267,800         FPM               MIDLAND SECURITIES SERVICES

                                142,000         FPM               CHASE MANHTTN BK AG FRNKFRT (S

                                138,300         FPM               CLYDESDALE BANK PLC

                                 76,800         FPM               JPMORGAN CHASE BANK

                                 19,800         FPM               CHASE MANHATTAN LONDON

                                 16,500         FPM               DEXIA PRIVATBANK

                              1,060,993         FMTC              STATE STREET BANK AND TR CO

                                902,300         FMTC              BROWN BROTHERS HARRIMAN AND CO

                                322,600         FMTC              JPMORGAN CHASE BANK

                                304,100         FMTC              NORTHERN TRUST CO

                                216,700         FMTC              BANK OF NEW YORK

                              5,000,000         FMRCO             JPMORGAN CHASE BANK

                              4,222,427         FMRCO             STATE STREET BANK AND TR CO

                                191,400         FMRCO             NORTHERN TRUST LONDON

                                 62,000         FMRCO             MELLON BANK N.A.

                                 32,700         FMRCO             NORTHERN TRUST CO

                                  6,800         FMRCO             BROWN BROTHERS HARRIMAN AND CO

                             38,456,438         FISL              JP MORGAN, BOURNEMOUTH

                                909,300         FIL               BROWN BROS HARRIMAN LTD LUX

                                529,400         FIL               NATIONAL ASTL BK MELBOURNE

                                507,000         FIL               JP MORGAN, BOURNEMOUTH

                                424,600         FIL               BANK OF NEW YORK BRUSSELS

                                233,140         FIL               STATE STR BK AND TR CO LNDN (S

                                191,300         FIL               NORTHERN TRUST LONDON

                              1,872,439         FII               JP MORGAN, BOURNEMOUTH

                              1,668,308         FII               BANK OF NEW YORK EUROPE LDN

                                289,700         FICL              STATE STREET BANK AND TR CO

                                 22,900         FIA(K)L           STATE STREET HONG KONG






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  07 November, 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary